September 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Healthy Choice Wellness Corp.
File No. 333-275209
Withdrawal of Improperly Filed Amendment to the Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Healthy Choice Wellness Corp., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Amendment No. 8 (the “Amendment”) to the Registrant’s Registration Statement (the “Registration Statement”) on Form S-1 filed on September 12, 2024 (Accession No. 0001493152-24-036054) be withdrawn, and that an order of the Commission granting such withdrawal be included in the Registrant’s file for the Registration Statement.

The sole purpose of the Amendment was to file with the Registration Statement the Exhibit 8.01 tax opinion of Cozen O’Connor (the “Exhibit 8.01”) but the Registration Statement became effective prior to acceptance of the Amendment via EDGAR. An identical version of the Exhibit 8.01 was submitted using the correct EDGAR submission type (POS AM) on September 13, 2024 (Accession No. 0001493152-24-036201). This second filing submitted on September 13, 2024 should remain in effect.

If you have any questions or comments regarding request, please feel free to contact Martin Schier of Cozen O’Connor at 305.704.5954.

Sincerely,

/s/ John Ollet

John Ollet, Chief Financial Officer